February 12, 2007

via facsimile, Canada Post, and Edgar filing

Mr. Karl Hiller

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 7010

Washington, D.C. 20549 -7010

Re:      Eden Energy Corp.

Form 10- KSB for the Year Ended December 31, 2005

Filed March 30, 2006

Response letter dated December 18, 2006

File No. 000-31503

Dear Mr. Hiller:

We are in receipt of your letter of January 29, 2007 with your request for further comments on two items regarding our 10-KSB for the Year Ended December 31, 2005. Our written responses follow and for your ease of reference our responses are numbered in a corresponding manner to the requests in your letter.

Form 10-KSB for the Year Ended December 31, 2005

Note 6 – Convertible Notes, page 35

1.

We note your response to comment 5 from our letter dated December 4, 2006, in which you concluded the warrants issued in conjunction with your convertible promissory notes on August 25, 2005 do not meet the definition of a derivative as they do not permit or require a net settlement pursuant to paragraph 6c of SFAS 133. Paragraph 57c (3) of SFAS 133 explains that net settlement of a contract is met if the contract requires delivery of an asset that is readily convertible to cash. The definition of readily convertible to cash includes securities that are traded in an active market. As such, it appears that your warrants would meet the definition of a derivative pursuant to paragraph 6 of SFAS 133. If you continue to believe your warrants do not meet the net settlement requirement of paragraph of paragraph 6c, provide us your analysis of such warrants pursuant to the guidance provided in SFAS 133 and the related implementation issues. Otherwise, please perform and provide us a thorough analysis of your warrants under all of the guidance in paragraphs 12-32 of EITF 00-19 to determine if your warrants meet the requirements for classification within equity.

The warrants issued in conjunction with our convertible promissory notes on August 25, 2005 do not require or permit a net settlement because the contract does not require delivery of an asset that is readily convertible to cash.

Paragraph 57c (3) states a contract that...“requires delivery of an asset that is readily convertible to cash” would not meet the characteristics described as net settlement. Shares of stock in a publicly traded company to be received upon the exercise of a stock purchase warrant do not meet the characteristic of being readily convertible to cash if both of the following conditions exist: (a) the stock purchase warrant is issued by an entity for only its own stock (or stock of its consolidated subsidiaries) and (b) the sale or transfer of the issued shares is restricted (other than in connection with being pledged as collateral) for a period of 32 days or more from the date the stock purchase warrant is exercised.” The warrants do not meet the definition of readily convertible to cash because the warrant was issued by the Company for only its own stock and the sale or transfer of the

200 Burrard Street, Suite 1925, Vancouver, B.C. Canada V6C 3L6 Telephone 604-693-0179 Facsimile 604-357-1062

EDEN ENERGY CORP.	Page 2 of 2

issued shares was restricted for a period of more than 32 days. As such, the holder of the warrant was unable to sell or otherwise dispose of the warrants, or stock issued upon the exercise of the warrants, until they were registered.

In accordance with paragraphs 12 – 32 of EITF 00-19, the warrant meets the conditions necessary for equity classification. The Company is permitted to settle in unregistered shares, the Company has sufficient authorized and unissued shares available to settle the contract, the contract contains an explicit limit on the number of shares to be delivered, the contract does not require net-cash settlement in the event that the Company does not make timely filings with the SEC, there are no “top-off” provisions, there is no requirement in the contract to post collateral, and there are no provisions in the Registration Rights Agreement or the HC Agreement that state that a warrant holder has any rights that rank higher than a shareholder of the common stock. Thus, the classification of the warrants as equity is appropriate.

2.

Please also tell us if you have evaluated the conversion option of the promissory notes pursuant to the guidance in SFAS 133. Specifically tell us why you have not classified and recorded the conversion option as an embedded derivative pursuant to paragraph 12 of SFAS 133. If you believe the conversion option meets the scope exception provided in paragraph 11(a) of SFAS 133, please provide us your complete analysis of the option under all guidance in EITF 00-19.

We have evaluated the conversion option pursuant to the guidance in SFAS 133, and believe the conversion option should not be classified as an embedded derivative as the conversion option meets the scope exception provided in paragraph 11(a) of SFAS 133.

In accordance with paragraphs 12 – 32 of EITF 00-19, the option conversion meets the conditions necessary for equity classification. The Company is permitted to settle in unregistered shares, the Company has sufficient authorized and unissued shares available to settle the contract, the contract contains an explicit limit on the number of shares to be delivered, the contract does not require net-cash settlement in the event that the Company does not make timely filings with the SEC, there are no “top-off” provisions, there is no requirement in the contract to post collateral, and there are no provisions in the Registration Rights Agreement or the HC Agreement that state that a debt holder has any rights that rank higher than a shareholder of the common stock. Thus, the classification of the option conversion as equity is appropriate.

Closing Comments

We look forward to the receipt of any further comments which you may have in regard to the Amended Form 10-KSB and our responses. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

Eden Energy Corp.

/s/ Drew Bonnell

per:    Drew Bonnell MBA

Chief Financial Officer